Exhibit 21.1

List of Subsidiaries of Cantor Equity Partners I, Inc.

(as of December 31, 2025)

Subsidiary Name	Jurisdiction of Incorporation or Formation
PEMS Sub A, Inc.	DE
PEMS Sub B, Inc.	DE
PEMS Merger Sub C, Inc.	DE